NewsRelease TC Energy provides conversion right and dividend rate notice for Series 7 and 8 preferred shares CALGARY, Alberta – April 1, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that it does not intend to exercise its right to redeem its Cumulative Redeemable First Preferred Shares, Series 7 (Series 7 Shares) on April 30, 2024. As a result, subject to certain conditions, the holders of Series 7 Shares have the right to choose one of the following options regarding their shares: 1. to retain any or all of their Series 7 Shares and continue to receive a fixed rate quarterly dividend, or 2. to convert, on a one-for-one basis, any or all of their Series 7 Shares into Cumulative Redeemable First Preferred Shares, Series 8 (Series 8 Shares) of TC Energy and receive a floating rate quarterly dividend. Should holders of Series 7 Shares choose to retain their shares, such shareholders will receive the new annual fixed dividend rate applicable to the Series 7 Shares of 5.985 per cent for the five-year period commencing April 30, 2024 to, but excluding, April 30, 2029. Should holders of Series 7 Shares choose to convert their shares to Series 8 Shares, holders of Series 8 Shares will receive the floating quarterly dividend rate applicable to the Series 8 Shares of 7.379 per cent for the first quarterly floating rate period commencing April 30, 2024 to, but excluding, July 30, 2024. The floating quarterly dividend rate will be reset every quarter. Beneficial owners of Series 7 Shares who want to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions to meet the deadline to exercise such right, which is 5 p.m. (EDT) on April 15, 2024. Any notices received after this deadline will not be valid. It is recommended that this be done well in advance of the deadline to provide the broker or other nominee with time to complete the necessary steps. Beneficial owners of Series 7 Shares who do not exercise their conversion right through their broker or other nominee by the deadline will retain their Series 7 Shares and receive the new annual fixed dividend rate applicable to the Series 7 Shares, subject to the conditions stated below. The foregoing conversions are subject to the conditions that: (i) if TC Energy determines that there would be less than one million Series 7 Shares outstanding after April 30, 2024, then all remaining Series 7 Shares will automatically be converted into Series 8 Shares on a one-for-one basis on April 30, 2024 and (ii) alternatively, if TC Energy determines that there would be less than one million Series 8 Shares outstanding after April 30, 2024, no Series 7 Shares will be converted into Series 8 Shares. In either case, TC Energy will issue a news release to that effect no later than April 23, 2024. Holders of Series 7 Shares and Series 8 Shares will have the opportunity to convert their shares again on April 30, 2029 and every fifth year thereafter as long as the shares remain outstanding. For more information on the terms of, and risks associated with an investment in the Series 7 Shares and the Series 8 Shares, please see the Corporation’s prospectus supplement dated Feb. 25, 2013 which is available on sedarplus.ca or on our website. EXHIBIT 99.1

About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522